                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  __________

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                           (Amendment No. 1)/1/


                        Wesley Jessen VisionCare, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  951018 10 0
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                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-(c)
[_] Rule 13d-1(d)



                                  __________

                               Page 1 of 6  Pages

_______________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                ---------------------
  CUSIP NO. 951018 10 0              13G                   Page 2 of 6 Pages
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      NAMES OF REPORTING PERSON

 1    Kevin J. Ryan
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,005,892

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,005,892

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,005,892
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.5%

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      TYPE OF REPORTING PERSON*
12
      Individual

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Wesley Jessen VisionCare, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               333 East Howard Avenue
               Des Plaines, Illinois  60018-5903

Item 2(a).     Name of Person Filing:

               This Schedule 13G is being filed by Kevin J. Ryan, an individual (the "Reporting Person"). As of December 31, 1999, the Reporting Person had: (i) direct beneficial ownership of 43,800 shares of common stock, par value $.01 per share (the "Common Stock"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"); (ii) indirect beneficial ownership of 2,442 shares of Common Stock held by the Company's Retirement and Savings Plan on behalf of the Reporting Person, and (iii) deemed beneficial ownership of an aggregate of 961,850 shares of Common Stock as a result of currently exercisable stock options held by the Reporting Person.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of the Reporting Person is c/o Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, Illinois 60018-5903.

Item 2(c).     Citizenship:

               The Reporting Person is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

               951018 10 0

                               Page 3 of 6 Pages

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          Not Applicable.
Item 4.   Ownership:

          As of December 31, 1999, the Reporting Person had the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares of Common Stock as follows:

          (a) Amount beneficially owned: 1,005,892.

          (b) Percent of class: 5.5%.

          (c) Number of Shares as to which such person has:

              (i) Sole power to vote or to direct the vote: 1,005,892.

              (ii) Shared power to vote or to direct the vote: None.

              (iii) Sole power to dispose or to direct the disposition of:
                         1,005,892.

              (iv) Shared power to dispose or to direct the disposition of:
                         None.

          As of December 31, 1999, the Reporting Person had: (i) direct beneficial ownership of 43,800 shares of Common Stock; (ii) indirect beneficial ownership of 2,442 shares of Common Stock held by the Company's Retirement and Savings Plan for the account of the Reporting Person, and (iii) deemed beneficial ownership of an aggregate of 961,850 shares of Common Stock as a result of currently exercisable stock options held by the Reporting Person. All percentages calculated in this Schedule 13G are based upon an aggregate of 17,494,678 shares of Common Stock outstanding as of November 9, 1999, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999.

Item 5.   Ownership of Five Percent or Less of a Class:

                               Page 4 of 6 Pages

          If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the shares of Common Stock listed herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: FEBRUARY 11, 2000                  /s/ Kevin J. Ryan
                                        ------------------------------------
                                        Name:  Kevin J. Ryan



                               Page 6 of 6 Pages